

September 3, 2010

<u>Via Facsimile and U.S. Mail</u>
John Filippone, Esq.
Bingham McCutchen LLP
Suite 4400
355 South Grand Avenue, 44th Floor
Los Angeles, CA 90071

Re: Barnes & Noble, Inc.
Definitive Additional Soliciting Materials filed on Schedule 14A by Yucaipa American Alliance Fund II, L.P., Yucaipa American Alliance (Parallel) Fund II, L.P., Yucaipa American Alliance Fund II, LLC, Yucaipa American Funds, LLC, Yucaipa American Management, LLC, The Yucaipa Companies LLC, Ronald W. Burkle, Stephen F. Bollenbach, Michael S. McQuary, Robert P. Bermingham
Filed August 30 and September 2, 2010
File No. 1-12302

Dear Mr. Filippone:

    We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Soliciting Materials filed August 30 and September 2

1.   We reissue prior comment 2 of our letter dated August 17, 2010. In future filings, please recharacterize as your opinion or belief, statements regarding Mr. Riggio and his relationship to, or your beliefs regarding his control of, the Board.

2.   We reissue in its entirety comment 7 of our letter dated August 23, 2010. In future soliciting materials, please ensure all statements of opinion regarding the purpose and effect of the stock buyback program are characterized as your opinion. Further, it is not apparent that you have provided the basis for the implied assertion that the buyback program was approved by the Board with the *purpose* of facilitating an increase in ownership by Mr. Riggio. Please refrain from making similar statements in future filings or set forth the basis for any statements made.

3.   In future filings, whenever reference is made to the range of the company's stock price, please provide appropriate context and disclose the timeframe or averaging period over which the price was calculated.

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the participants acknowledging that:

-   the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-   the participants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions